FILED BY ENERFLEX LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a-12

under the Securities and Exchange Act of 1934, as amended

SUBJECT COMPANY: EXTERRAN CORPORATION

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM F-4 FILED BY ENERFLEX LTD.: 333-263714

For immediate release

Enerflex Announces Public Credit Rating and Provides Update on Acquisition of Exterran

CALGARY, ALBERTA – March 21, 2022 – Enerflex Ltd. (TSX:EFX) (“Enerflex” or the “Company” or “we” or “our”), a leading supplier of products and services to the global energy industry, announced today that S&P Global Ratings (“S&P”) and Fitch Ratings Ltd. (“Fitch”) have each provided an initial credit rating for the pro forma combination of Enerflex and Exterran Corporation (“Exterran”). S&P’s initial corporate credit rating is BB- with a stable outlook and Fitch’s initial long-term issuer rating is BB- with a stable outlook. The ratings will be used to support our previously announced high yield debt offering that we intend to pursue.

On January 24, 2022, Enerflex and Exterran announced an intention to combine in an all-share transaction, creating a premier integrated global provider of energy infrastructure (the “Transaction”). Upon closing, Enerflex will acquire all of the outstanding common stock of Exterran on the basis of 1.021 Enerflex common shares for each outstanding share of common stock of Exterran, resulting in approximately 124 million Enerflex common shares outstanding, representing an implied combined enterprise value of approximately US$1.5 billion. The transaction value for Exterran is approximately US$735 million, which represents an 18% premium to Exterran’s enterprise value as of January 21, 2022, the last trading day before the Transaction was announced. The combined company will operate as Enerflex and will remain headquartered in Calgary, Alberta, Canada. Enerflex will continue to trade on the Toronto Stock Exchange (“TSX”) under the symbol “EFX” and intends to apply to either the New York Stock Exchange or the NASDAQ exchange for the listing of Enerflex common shares to be effective upon Transaction close.

The Transaction combines highly complementary product lines, geographies, and asset bases, which are expected to materially enhance scale and utilization and provide operating efficiencies for the combined company’s customers.

Transaction and Financing Update

The Company continues to progress all matters that need to be addressed to close the Transaction, including the filing of necessary regulatory approvals. Enerflex expects to file, during the second quarter of 2022, an information circular (the “Circular”) with respect to the shareholder approvals that are required for the Transaction. The Circular will contain a detailed description of the Transaction and will be available under our electronic profile on SEDAR at www.sedar.com as well as Enerflex’s website. All Enerflex shareholders are urged to read the Circular once available as it will contain important information concerning the Transaction.

Enerflex recently completed the syndication of a new senior secured revolving credit facility for a 3-year term subject to annual extension. RBC Capital Markets, TD Securities, and The Bank of Nova Scotia served as Joint Bookrunners and Co-Lead Arrangers for the facility which was significantly oversubscribed. With the support of the lenders, Enerflex elected to upsize the facility size from US$600 million to US$700 million to provide enhanced liquidity. The new credit facility is in addition to the fully committed US$925 million 5-year bridge loan facility entered into between Enerflex and Royal Bank of Canada as previously announced. The bridge loan will provide financing to backstop an anticipated issuance of new high yield debt securities prior to closing of the Transaction. The committed financing is sufficient to fully repay the existing Enerflex and Exterran notes as well as amounts outstanding under the existing revolving credit facilities and supports putting in place a new capital structure, provides for capital expenditures and other ordinary course capital needs, and provides significant liquidity for the pro forma business.

About Enerflex

Enerflex is a single-source supplier of natural gas compression, oil and gas processing, refrigeration systems, energy transition solutions, and electric power generation equipment – plus related in-house engineering and mechanical services expertise. The Company’s broad in-house resources provide the capability to engineer, design, manufacture, construct, commission, service, and operate hydrocarbon handling systems. Enerflex’s expertise encompasses field production facilities, compression and natural gas processing plants, gas lift compression, refrigeration systems, energy transition solutions, and electric power solutions serving the natural gas production industry.

Headquartered in Calgary, Canada, Enerflex has approximately 2,000 employees worldwide. Enerflex, its subsidiaries, interests in associates, and joint operations operate in Canada, the United States of America (“USA”), Argentina, Bolivia, Brazil, Colombia, Mexico, the United Kingdom, Bahrain, Kuwait, Oman, the United Arab Emirates, Australia, New Zealand, Indonesia, Malaysia, and Thailand. Enerflex operates three business segments: USA, Rest of World, and Canada. Enerflex’s shares trade on the Toronto Stock Exchange under the symbol “EFX”. For more information about Enerflex, go to www.enerflex.com.

Advisory Regarding Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable U.S. and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective” and “capable” and similar expressions are intended to identify forward-looking information. In particular, this press release includes (without limitation) forward-looking information pertaining to: the closing of the Transaction and the timing associated therewith, if at all; the number of Enerflex common shares to be outstanding following closing of the Transaction and the corresponding implied combined enterprise value; the Transaction value for Exterran shareholders; the receipt of required regulatory approvals and the timing associated therewith, if at all; the application for listing of the Enerflex common shares on the NYSE or NASDAQ and the timing associated therewith; the expectations pertaining to the enhanced scale, utilization and operating efficiencies of the combined company; and the filing of the Circular, the timing associated therewith, and the expected disclosures to be provided therein. This forward-looking information is based on assumptions, estimates and analysis made in the light of the Company’s experience and its perception of trends, current conditions and expected developments, as well as other factors that are believed by the Company to be reasonable and relevant in the circumstances. Forward-looking information involves known and unknown risks and uncertainties and other factors, which are difficult to predict, including but not limited to: the impact of economic conditions including volatility in the price of oil, gas, and gas liquids, interest rates and foreign exchange rates; industry conditions including supply and demand fundamentals for oil and gas, and the related infrastructure; changes to environmental, taxation and other laws and regulations and the enforcement of laws and regulations by Courts in the relevant jurisdictions; disruptions to business operations, including the disruptions resulting from the COVID-19 pandemic and the responses of government and the public to the pandemic; changes in economic conditions that restrict Enerflex’s cash flow; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest; and other factors, many of which are beyond the Company’s control. For an augmented discussion of the risk factors and uncertainties that affect or may affect Enerflex, the reader is directed to the section entitled “Risk Factors” in Enerflex’s most recently filed Annual Information Form, as well as Enerflex’s other publicly filed disclosure documents, available under our electronic profile on SEDAR at www.sedar.com. While the Company believes that there is a reasonable basis for the forward-looking information and statements included in this press release, as a result of such known and unknown risks, uncertainties and other factors, actual results, performance, or achievements could differ materially from those expressed in, or implied by, these statements, and readers are cautioned not to unduly rely on forward-looking statements. The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this press release is made as of the date hereof and, other than as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Advisory Regarding Credit Ratings

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities. Credit ratings are not recommendations to purchase, hold, or sell securities and do not speak to the suitability of particular securities for any particular investor. There is no assurance that any credit rating will remain in effect for any given period of time or that any credit rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the Transaction, Enerflex and Exterran have filed, on March 18, 2022, relevant materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders. The definitive proxy statement/prospectus will contain important information about the proposed Transaction and related matters. Enerflex expects to file the Circular with respect to the shareholder approval that is required for the issuance of Enerflex common shares pursuant to the Transaction during the second quarter of 2022. The Circular will contain a detailed description of the Transaction and will be available on SEDAR at www.sedar.com as well as on Enerflex’s website. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND/OR THE CIRCULAR CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, and other relevant materials in connection with the transaction (when they become available) and any other documents filed by Enerflex with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov and the Circular and other documents filed by Enerflex on SEDAR may be obtained free of charge at www.sedar.com. The documents filed by Enerflex with the SEC and on SEDAR may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1 403 387.6377.

Participants in the Solicitation

Enerflex, Exterran, and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Exterran’s stockholders and Enerflex’s shareholders in connection with the transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s annual information form, which was filed on SEDAR on February 23, 2022. These documents may be obtained free of charge at www.sedar.com and may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1 403 387 6377. Additional information regarding the interests of all such individuals in the proposed Transaction was included in the proxy statement relating to such transaction as filed with the SEC on March 18, 2022.

For investor and media inquiries, please contact:

Marc Rossiter	Sanjay Bishnoi	Stefan Ali
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer	Vice President, Strategy & Investor Relations
Tel: 403.387.6325	Tel: 403.236.6857	Tel: 403.717.4953